FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington
,
D.C.

20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
September
,
 2009

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS,
LONDON
,
ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date:

1 October
, 2009

EXHI
BIT INDEX

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EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 October, 2009

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:
    Stock Exchange Announcement dated
2 September
 2009 entitled '
Notification of Transactions of Director/Persons Discharging Managerial Responsibility
'
Exhibit 2:

Stock Exchange Announcement dated 25 September 2009 entitled 'Unilever to Acquire the Personal Care Business of Sara Lee'
Exhibit 3:

Stock Exchange Announcement dated 2
5
 September 2009 entitled 'Notification of Transactions of Director/Persons Discharging Managerial Responsibility'

Exhibit 1:
Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)
a transaction notified in accordance with
 DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR J A LAWRENCE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction VESTING OF 1/3 OF UNILEVER PLC RESTRICTED SHARES AWARDED UNDER THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007
9.	Number of shares, debentures or financial instruments relating to shares acquired 11,855	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction NIL	14.	Date and place of transaction 01 SEPTEMBER 2009
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 344,359 0.027%	16.	Date issuer informed of transaction 01 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 2 SEPTEMBER 2009

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 2:

UNILEVER TO ACQUIRE THE PERSONAL CARE BUSINESS OF SARA LEE

Leading brands such as Sanex, Radox and Duschdas strengthen category leadership in Skin Cleansing and Deodorants

London
 - September 25, 2009, Unilever today announced that it has made a binding offer to acquire the Personal Care business of the Sara Lee Corporation for €1.275 billion in cash. The transaction is subject to regulatory approval and consultation with European employee works councils.
Paul Polman, CEO of Unilever said: "Personal Care is a strategic category and a key growth driver for Unilever. This transaction builds on our portfolio in Western Europe and also in
Asia
. The Sara Lee brands enjoy strong consumer recognition, offer significant growth potential and are an excellent fit with Unilever's existing business."
Vindi Banga, President Foods, Home & Personal Care added: "We are delighted to have the opportunity to acquire such a strong stable of brands, which will help build on our global leadership positions in Skin Cleansing and Deodorants. They are a perfect complement to Unilever's existing portfolio of brands like Dove, Axe and Rexona."
The acquisition will strengthen Unilever's leadership positions overall in
Western Europe
. In addition, there is significant potential to build these brands in developing and emerging markets, which already generate approximately 15% of their annual sales.
The Sara Lee brands generated annual sales in excess of €750 million with an EBITDA of €128 million for the year ending June 2009.
-Ends-
25
th
 September, 2009

Exhibit 3:

Annex DTR3
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director PROFESSOR GENEVIEVE BERGER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them F. VAN LANSCHOT BANKIERS N.V.	8.	State the nature of the transaction SALE OF SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed 1,625	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
13.	Price per share or value of transaction £17.35	14.	Date and place of transaction 25 SEPTEMBER 2009, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 2,493 NEGLIGIBLE %	16.	Date issuer informed of transaction 28 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries JULIAN THURSTON +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 28 SEPTEMBER 2009

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Safe

Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.